                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           GOLF TRUST OF AMERICA, INC.
           -----------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                    38168B103
           -----------------------------------------------------------
                                 (CUSIP Number)

                            CRISTINA FERNANDEZ-HAEGG
                              SCHOONER CAPITAL LLC
                               745 ATLANTIC AVENUE
                           BOSTON, MASSACHUSETTS 02111
                                 (617) 357-9031
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 with a copy to:

                             Q. ELLIS TELFORD, ESQ.
                             RIEMER & BRAUNSTEIN LLP
                               THREE CENTER PLAZA
                        BOSTON, MASSACHUSETTS 02108-2003
                                 (617) 523-9000

                                  JUNE 13, 2001
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 38168B103
-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         (entities only)
         Schooner Capital LLC
         04-2495214
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A                       (a)    [X]
         MEMBER OF A GROUP*                                   (b)    [_]

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3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC

-------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [_]

-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

-------------------------------------------------------------------------------
7.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
         PERSON WITH SOLE VOTING POWER
         85,000

-------------------------------------------------------------------------------
8.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
         PERSON WITH SHARED VOTING POWER
         0

-------------------------------------------------------------------------------
9.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
         PERSON WITH SOLE DISPOSITIVE POWER
         85,000

-------------------------------------------------------------------------------
10.      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
         PERSON WITH SHARED DISPOSITIVE POWER
         0

-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         85,000

-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES [_]

-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.1% (1)

-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         OO

-------------------------------------------------------------------------------

_________________________
(1) Calculated on the basis of 7,778,103 shares of Common Stock outstanding, as reported by the Company in its Annual Report on Form 10-K filed with the Commission on April 1, 2002.

CUSIP No. 38168B103
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         (entities only)
         Vincent J. Ryan

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A                       (a)      [X]
         MEMBER OF A GROUP*                                   (b)      [_]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         AF; PF

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    [_]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

--------------------------------------------------------------------------------
7.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
         PERSON WITH SOLE VOTING POWER
         47,000

--------------------------------------------------------------------------------
8.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
         PERSON WITH SHARED VOTING POWER
         85,000

--------------------------------------------------------------------------------
9.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
         PERSON WITH SOLE DISPOSITIVE POWER
         47,000

--------------------------------------------------------------------------------
10.      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
         PERSON WITH SHARED DISPOSITIVE POWER
         85,000

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         132,000

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES [_]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.7% (1)

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN

_____________________
(1) Calculated on the basis of 7,778,103 shares of Common Stock outstanding, as reported by the Company in its Annual Report on Form 10-K filed with the Commission on April 1, 2002.

CUSIP No. 38168B103
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         (entities only)
         Cristina Fernandez-Haegg

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A                       (a) [X]
         MEMBER OF A GROUP*                                   (b) [_]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         PF

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [_]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Spain

--------------------------------------------------------------------------------
7.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
         PERSON WITH SOLE VOTING POWER
         0

--------------------------------------------------------------------------------
8.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
         PERSON WITH SHARED VOTING POWER
         85,000

--------------------------------------------------------------------------------
9.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
         PERSON WITH SOLE DISPOSITIVE POWER
         0

--------------------------------------------------------------------------------
10.      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
         PERSON WITH SHARED DISPOSITIVE POWER
         85,000

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         85,000

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES [_]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.1% (1)

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN

___________________________
(1) Calculated on the basis of 7,778,103 shares of Common Stock outstanding, as reported by the Company in its Annual Report on Form 10-K filed with the Commission on April 1, 2002.

CUSIP No. 38168B103
----------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         (entities only)
         Paul E. Mauk

----------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A         (a)   [X]
         MEMBER OF A GROUP*                     (b)   [_]

----------------------------------------------------------------
3.       SEC USE ONLY

----------------------------------------------------------------
4.       SOURCE OF FUNDS
         PF

----------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   [_]

----------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

----------------------------------------------------------------
7.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
         PERSON WITH SOLE VOTING POWER
         0

----------------------------------------------------------------
8.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
         PERSON WITH SHARED VOTING POWER
         85,000

----------------------------------------------------------------
9.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
         PERSON WITH SOLE DISPOSITIVE POWER
         0

----------------------------------------------------------------
10.      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
         PERSON WITH SHARED DISPOSITIVE POWER
         85,000

----------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         85,000

----------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES [_]

----------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.1% (1)

----------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN

_____________________
(1) Calculated on the basis of 7,778,103 shares of Common Stock outstanding, as reported by the Company in its Annual Report on Form 10-K filed with the Commission on April 1, 2002.

This Amendment No. 1 to Schedule 13D (the "Amendment") amends the Schedule 13D, filed on January 28, 2000 (the "Schedule 13D") filed by Schooner Capital LLC, a Delaware limited liability company ("Schooner") and the other persons listed above (collectively, the "Reporting Persons"), with respect to the common stock, $.01 par value per share ("Common Stock"), of Golf Trust of America, Inc., a Maryland corporation ("GTA" or the "Company").

Items 4 and 5 of the Schedule 13D are hereby amended as follows:

ITEM 4.  PURPOSE OF THE TRANSACTION.

As reported in the Schedule 13D, Schooner, together with the other Reporting Persons and certain other affiliated persons, acquired a substantial equity position in the Company in order to discuss the Company's past performance and strategic plans for the future. In particular, Schooner and the other Reporting Persons believed that a "going private" transaction of the Company would be in the best interest of the Company's stakeholders. If the Company's management and Board of Directors were unresponsive or unreceptive to Schooner's and such other Reporting Persons' and affiliated persons' request for a negotiated transaction, Schooner and such other Reporting Persons and affiliated persons intended to use their equity position in the Company to seek to directly influence the Company's future, including seeking representation on the Company's Board of Directors and/or making a tender offer to the Company's stockholders.

Following the filing of the Schedule 13D, representatives of Schooner engaged in discussions with the Company's management over the Company's future plans, including its liquidation plans. On May 22, 2001, in connection with the transaction between Schooner and the Company described below, Schooner and the other Reporting Persons voted their respective shares of the Company's Common Stock in favor of the Company's Plan of Liquidation set forth in the Company's Definitive Proxy Statement filed with the Commission on April 10, 2001. As described in the Company's Current Report on Form 8-K filed with the Commission, such Plan of Liquidation of the Company was approved by the Company's shareholders on May 22, 2001.

On June 13, 2001, Schooner returned 400,000 shares of Common Stock to the Company as partial consideration for the acquisition by Schooner of two golf courses from the Company. An additional 85,000 shares of Common Stock owned by Schooner are held in escrow as collateral for certain obligations, and may be released by the Company to Schooner upon the satisfaction of certain conditions relating to the final liquidation price payable upon the Common Stock. Since such date, Schooner has continued to liquidate its position in the Company's Common Stock, selling a total of 187,700 shares in open market transactions. Each of the other Reporting Persons completely liquidated his or her respective equity position in the Company in open market transactions during 2001, other than Vincent J. Ryan, who continues to hold beneficially and of record 47,000 shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a)(b) The beneficial ownership and voting and dispositive power of each of the Reporting Persons over Common Stock of the Company as of the date hereof is as follows:

                (i) Schooner is the beneficial owner of 85,000 shares of Common Stock of the Company, and has sole voting and dispositive power over such shares (subject to the terms of the above-mentioned escrow arrangement). Such shares represent 1.1% of the Company's Common Stock, based upon a total of 7,778,103 shares of Common Stock outstanding, as reported by the Company in its Annual Report on Form 10-K filed with the Commission on April 1, 2002.

                (ii) Vincent J. Ryan owns beneficially and of record 47,000 shares of Common Stock, representing less than one percent of the Company's Common Stock, and may be deemed the beneficial owner of the 85,000 shares of Common Stock held by Schooner, representing 1.1% of the Company's Common Stock, based upon a total of 7,778,103 shares of Common Stock outstanding, as reported by the Company in its Annual Report on Form 10-K filed with the Commission on April 1, 2002, as a result of his being an executive officer and principal equity holder of Schooner.

             (iii) Cristina Fernandez-Haegg may be deemed the beneficial owner of 85,000 shares of Common Stock of the Company, representing 1.1% of the Company's Common Stock, based upon a total of 7,778,103 shares of Common Stock outstanding, as reported by the Company in its Annual Report on Form 10-K filed with the Commission on April 1, 2002, as a result of her being an executive officer of Schooner.

             (iv) Paul E. Mauk may be deemed the beneficial owner of 85,000 shares of Common Stock of the Company, representing 1.1% of the Company's Common Stock, based upon a total of 7,778,103 shares of Common Stock outstanding, as reported by the Company in its Annual Report on Form 10-K filed with the Commission on April 1, 2002, as a result of his being an agent of Schooner. Mr. Mauk disclaims beneficial ownership of any Common Stock of the Company held by Schooner.

         (c) None of the Reporting Persons has effected any transactions in the Common Stock or other securities of the Company within the last sixty (60) days preceding the date hereof.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A. Agreement of Joint Filing (filed as Exhibit A to the Reporting Persons' Schedule 13D filed with the Commission on January 28, 2000 and incorporated herein by reference).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2002                   SCHOONER CAPITAL LLC


                                     By: /s/ Cristina Fernandez-Haegg
                                         ----------------------------
                                         Name: Cristina
                                               Fernandez-Haegg
                                         Title: President

                                         /s/ Vincent J. Ryan
                                         ------------------------------------
                                         Vincent J. Ryan

                                         /s/ Cristina Fernandez-Haegg
                                         ------------------------------------
                                         Cristina Fernandez-Haegg

                                         /s/ Paul E. Mauk
                                         ------------------------------------
                                         Paul E. Mauk